Luckycom Inc.

Level 8, Two Exchange Square,

8 Connaught Place , Central , Hong Kong

(852) 3798 2688

August 27, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Jay Williamson

Re:	Luckycom Inc. Registration Statement on Form S-1/A Filed July 8, 2013 File No. 333-187874

Dear Mr. Williamson:

I write on behalf of Luckycom Inc., (the “Company”) in response to Staff’s letter of July 24, 2013, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed July 8, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1 filed july 8, 2013

Prospectus Cover

1.                   Please highlight the reference to the risk factor discussion in prominent type, as requested by Item 501(b)(5) of Regulation S-K.

In response to this comment, the Company highlighted the reference to the risk factor discussion in prominent type.

Prospectus Summary, page 4

2.                Please explain the basis for the statement that you have begun operations. It appears that you have not yet begun operations and as stated earlier in this section, do not have sufficient captial to currently implement your business plan. We note similar language on page 28.

In response to this comment, the Company revised the language to state that it has not yet begun operations.

Description of Business, page 19

3.                Please provide a basis for your belief that there is or will not be a conflict of interest between Luckycom Inc. and Luckycom Pharma or remove the statement.

In response to this comment, the Company removed the statement.

4.                   We note the disclosure on page 20 regarding the six anti-malarial drugs Luckycom Pharma has developed. Please revise your disclosure to address:

▪  What each drug is designed to do;

▪  Who developed the product;

▪  What testing has been done to determine the efficacy of the product;

▪  Whether any of the drugs are protected by patents or trademarks;

▪  Whether any of these products have been approved for sale in any jurisdiction; and

▪  Whether Luckycom Pharma has commercially sold any of these drugs in any jurisdiction

In response to this comment, the Company revised its disclosure to address the bullets set forth above for each of the six antimalarial products.

5.                   Please DISCLOSE ALL the material terms of the license agreement. For instance, the agreement appears to be an exclusive worldwide license. In addition, please revise the disclosure in the prospectus to be consistent with the license agreement. For instance, you state on page 19 that you acquired “the rights to market and sell antimalarial medicinces.” However, the license agreement states it is a license to develop, manufacture, have manufactured, use, market, sell and import antimalarial medicines.” Please provide clear disclosure of the current status of development of the proposed antimalarial medicines and the anticipated costs and time period needed to develop such medicines. We may have further comment.

In response to this comment, the Company disclosed all of the material terms of the license agreement and revised its disclosures in the prospectus to be consistent with the license agreement. The Company and Luckycom Pharma Pte. Ltd. amended the terms of the license agreement to provide that Luckycom Pharma develops the products, as was envisioned but mistakenly drafted into the original license agreement. The Company nonetheless provided the current status of the development of the proposed antimalarial products in the amended registration statement.

6.                   Please explain the statement that “it is intended that Luckycom Pharma will focus on R&D and generic and renovated drugs development, and we will become a marketing entity for commercial operations.” The license agreement provides a license of the know-how and IP rights as of the date of the agreement and provides to Luckycom Inc the exclusive worldwide rights to develop the antimalarial medicines. Please reconcile.

In response to this comment, the Company entered into an amendment to the license agreement as described above. The disclosure is now consistent with the terms of the license agreement and amendment.

7.                   Please explain further your proposed distribution method(s) for your proposed products, as required by Item 1010(h)(4)(ii) of Regulation S-K.

In response to this comment, the Company further explained its proposed distribution methods.

8.                   Given the current development stage of the company, provide the basis for or remove the statement that the “complete range of antimalarial drugs supplied by us … may allow us to become a leading supplier in antimalarial drugs sector.”

In response to this comment, the Company removed the statement.

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9.                   Please discuss in greater detail the specific government regulations that will apply to your proposed products. Also provide more specific discussion of the need for any governmental approval of your proposed products. If approval has not been received, discuss the status of the approval within the governmental approval process. See Item 101(h)(4)(viii) of Regulation S-K.

In response to this comment, the Company explained in details the specific government regulations and approval processes that apply to its proposed products.

10.                We note your response to comment five from our letter dated May 1, 2013. Please confirm that this agreement has been terminated and revise your Management’s Discussion and Analysis to address both the initial agreement terms and the termination agreement, if applicable. Please file any agreements as exhibits, as previously requested in comment 22.

In response to this comment, the Company confirms that the agreement has been terminated, revised the MD&A to address both the initial agreement and the termination agreement and attached both as exhibits.

Financial Statements, page F-1

11.                Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X..

In response to this comment, the Company updated its financial statements as required by Rule 8-08 of Regulation S-X.

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 27

12.                We partially reissue comment nine from our letter dated May 1, 2013. Please provide a more detailed plan of operations. Please disclose the anticipated time frame for each step needed in your proposed business plan and the impact the lack of funding would have upon the timing of each step. Discuss in greater detail how you will scale business development in line with the available capital.

In response to this comment, the Company included a more detailed plan of operations.

13.                We note that many of the steps you plan on taking do not reflect the development of the proposed products under the current license agreement. Please explain in greater detail. For instance, we note that the second bullet point is to negotiate with companies and acquire licenses to sell pharmaceutical products. Given the current license and the two year duration of this license, explain why you are planning to focus on obtaining other license agreements, rather than focusing on developing the current licensed proposed products. Discuss in greater detail the proposed business plan for development of the proposed products under the current license agreement, including the estimated costs and the anticipated time frame for each step.

In response to this comment, the Company has revised its disclosures to account for these issues.

14.                Please explain the reference in the section on securing necessary funds to “revenues generated from our business plan.” The company has no revenues to date, and these funds will be used to develop your business plan. Therefore, it does not appear that any revenues will be generated until sufficient funds have been raised to implement the business plan.

In response to this comment, the Company removed the reference to revenues as a source of funds in the section on securing necessary funds.

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15.                We note the reference to the employment agreement with Mr. Lee in which your subsidiary has promised to pay him $120,000/year. Please revise your risk factors to address the fact that your existing cash balances will be insufficient to meet your contractual requirements for the next year based on the terms of this agreement.

In response to this comment, the Company added a risk factor about Mr. Lee’s employment agreement with the Company’s subsidiary.

16.                We note in response to comment 13 in our letter dated May 1, 2013, indicating that you have elected to “opt-out” of the extended transition period for complying with new or revised accounting standards under the JOBS ACT. However, your disclosure in the last paragraph on page 13 indicates that you have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please resolve this inconsistency.

In response to this comment, the Company removed the disclosure to resolve the inconsistency.

Directors and Executive Officers, page 31

17.                Please clarify the period during which Mr. Lee has served as a director of Luckycom Pharma Pte Ltd. and Luckycom Pharma Pvt Ltd. Also, clarify whether Mr. Lee is the owner of these companies. Lastly, please provide the complete business experience for the last five years, as required by Item 401(e)(1) of Regulation S-K. For instance, we note there is no discussion of BHP Capital Markets Hong Kong Ltd. in this section.

In response to this comment, the Company clarified the period during whoch Mr. Lee served as a director of Luckycom Pharma Pte Ltd. and Luckycom Pharma Pvt Ltd. and his ownership in these companies. The Company also provided the full business experience for Mr. Lee during the last five years.

Conflicts of Interest, page 32

18.                We note your response to prior comment 16 from our letter dated May 1, 2013 and reissue in part. Please revise your disclosure to name all entities to which Mr. Lee owes fiduciary duties, disclose the nature of the other entities’ businesses, and explain how Mr. Lee will prioritize and resolve conflicts between these entities. Also, to the extent that you plan to use Luckycom Pharma Pvt. to manufacture your products, as indicated in your response, please revise your disclosure throughout to address.

In response to this comment, the Company included the requested information. The disclosure placed in the last amended registration statement about Luckycom Pharma Pvt. India being a manufacturer was in error. Luckycom Pharam Pvt. is a pharmaceuticals developer. The Company plans to work with one of the two MHRA(UK) compliant facilities in India for manufacturing, neither of which is related to the Company or Luckycom Pharam Pvt.

Executive Compensation, page 34

19.                Please disclose the material terms of the compensation agreement with Mr. Lee. for instance, termination provisions and any payments to be received upon termination.

In response to this comment, the Company included the material terms of the employment agreement including the termination provisions and payments to be received upon termination.

20.                We note your response to prior comment 18 from our letter dated May 1, 2013 and reissue in part. Please advise why fees paid pursuant to the custodian Agreement are not compensation paid to Mr. Lee for purposes of your Item 402 disclosure.

In response to this comment, the Company included the funds received by Mr. Lee pursuant to the Custodian Agreement as compensation and revised the Summary Compensation Table to reflect such.

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Certain Relationships and Related Transactions, page 36

21.                Provide all of the information required by Item 404(a)(5) for the loan from Mr. Lee. For example, clarify the largest amount of aggregate principal outstanding during the period for which disclosure is required, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is required, whether the amount accrues interest, if so stating the interest rate or amount of interest payable, and the duration. Also, as previously requested in comment 22, please file the loan agreement as an exhibit.

In response to this comment, the Company provided the information required by Item 404(a)(5) of Regulation S-K. There was no loan agreement, it was just an advance.

Exhibits

22.                We reissue comment 21 from our letter dated May 1, 2013. Please file exhibits 3.1 and 10.2 in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

In response to this comment, the Company filed Exhibits 3.1 and 10.2 in electronic format as required by Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the Edgar filer manual.

23.                We note the amendment to the articles of incorporation. Please file a complete copy of the articles of incorporation, as amended. See Item 601(b)(3)(i) of Regulation S-K.

In response to this comment, the Company filed a complete copy of the Articles of Incorporation, as amended, was filed as Exhibits 3.1 and 3.3.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Kingrich Lee

Kingrich Lee

Enclosure (Acknowledgment by the Company)

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Luckycom Inc.

Level 8, Two Exchange Square,

8 Connaught Place , Central , Hong Kong

(852) 3798 2688

Via EDGAR

August 27, 2013

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jay Williamson

Re:	Luckycom Inc. Registration Statement on Form S-1/A Filed July 8, 2013 File No. 333-187874

Dear Mr. Williamson:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated July 24, 2013 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Luckycom Inc.

/s/ Kingrich Lee

By:	Kingrich Lee
Chief Executive Officer

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